Exhibit 1

 ASX ANNOUNCEMENT 9 July 2019 WESTPAC NOTES APRA’S ANNOUNCEMENT ON LOSS-ABSORBING CAPACITY Westpac notes APRA’s announcement on its approach to the application of the capital adequacy framework for ADIs to support orderly resolution in the unlikely event of failure. APRA is requiring the major Australian Banks (including Westpac) to lift their Total Capital requirement by 3 percentage points of risk weighted assets (RWA), as measured under the current capital adequacy framework. Based on Westpac’s RWA of $420 billion at 31 March 2019, this represents around $13 billion of additional capital, the bulk of which is expected to be raised through Tier 2 Capital. The increase in capital will see a corresponding decrease in other forms of funding. This increase in Total Capital will take full effect from 1 January 2024. APRA is still targeting an additional 4-5 percentage points of loss-absorbing capacity. Over the next four years, APRA will consider feasible alternative methods for raising the additional 1-2 percentage points in consultation with industry and other interested stakeholders. It is too early to determine the actual total cost to Westpac given the pricing of any new Tier 2 Capital is expected to be impacted by the increase in supply of Tier 2 on issue by the Australian banks. APRA’s full announcement is available on its website www.apra.gov.au ENDS For further enquiries, please contact: David Lording Head of Media Relations M. 0419 683 411 Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863